2705 Brown Trail Suite 100 Bedford, Texas 76021 1-800-280-2404

October 17, 2014

VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attn:	Pamela Long, Assistant Director

Re:	Application to Withdraw Post-Effective Amendment No. 2
Registration Statement on Form S-1
Commission File No. 333-198573
As filed September 29, 2014, and no other filing

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, (the “Securities Act”), Galenfeha, Inc. (the “Registrant”) hereby applies for the immediate withdrawal of the above-referenced post-effective amendment (the “Post-effective Amendment”).

This application for withdrawal of the Post-effective Amendment being made because it was submitted to the EDGAR System with the wrong Commission file number which is referenced above, when it was intended to be a post-effective amendment to registration statement on Form S-1, Commission File No. 333-188800. The post-effective amendment no. 2 was filed the following day, September 30, 2014, under the correct file number. This application for withdrawal does not apply to the September 30 filing.

Because of the basis for this application for withdrawal, the Registrant is not stating whether or not any of the registered securities were sold, all of such securities remaining registered and subject to the filing on September 30, 2014 under the correct Commission file number.

Should you have any questions regarding this matter, please call counsel to the Company, Jackson L. Morris, at 813-892-5969.

Sincerely,

GALENFEHA, INC.

By: /s/ James Ketner
       James Ketner
       President and Chief Executive Officer